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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                 (949) 644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP NO. 253675                       13D                     PAGE 2 OF 5 PAGES
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    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul C. Heeschen
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS


           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

           [ ]  Not applicable
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
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                              7    SOLE VOTING POWER

                                   27,369 shares of Common Stock
                             ---------------------------------------------------
                              8    SHARED VOTING POWER

                                   1,883,277 shares of Common Stock
                             ---------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   27,369 shares of Common Stock
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,883,277 shares of Common Stock
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,910,646 shares of Common Stock
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

           [ ]  Not applicable
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           15.1%
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   14      TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages
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         This Amendment No. 5 amends the Schedule 13D, dated May 14, 1997, of
Paul C. Heeschen (the "Reporting Person") with respect to the common stock, $0.01 par value per share, ("Common Stock") of Diedrich Coffee, Inc., as amended on June 10, 1997, June 12, 1997, April 23, 1998 and July 14, 2000.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 5 to Schedule 13D is filed to report the acquisition of an aggregate of 181,200 shares of Common Stock by Sequoia Enterprises L.P. Mr. Heeschen is the sole general partner of this limited partnership with voting and investment power as to all such shares.

         The acquisitions listed below result in an increase in the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as reported on Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on July 14, 2000. Sequoia Enterprises L.P. purchased the shares of Common Stock on the open market with working captial funds as follows:

                             Number of shares          Weighted average purchase
              Date              purchased                   price per share
         ---------------     ----------------          -------------------------
         August 22, 2000          50,000                      $1.55

         August 23, 2000          50,000                       1.59

         August 30, 2000           2,400                       1.88

         August 31, 2000           1,500                       1.88

         January 31, 2001         36,050                        .77

         February 2, 2001          8,800                        .76

         February 5, 2001         21,900                        .76

         February 6, 2001         10,550                        .76
                                 -------
         TOTAL                   181,200                         --
                                 =======

         The aggregate 1,910,646 shares of Common Stock beneficially owned by Paul C. Heeschen includes 1,430,760 shares beneficially owned by D.C.H., L.P., 246,317 shares beneficially owned by Redwood Enterprises VII, L.P. and 181,200 shares owned by Sequoia Enterprises L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also included are 7,369 shares owned personally by Mr. Heeschen, 20,000 shares held personally by Mr. Heeschen subject to options that are exercisable within 60 days of the date hereof and 25,000 shares purchased on the open market by the Palm Trust, of which Mr. Heeschen is a trustee with shared voting and investment power as to all of such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Person with regard to Items 11 and 13 of the cover pages to this Amendment No. 5 to Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by such persons are herein incorporated by reference.

         (b) The responses of the Reporting Person with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 5 to Schedule 13D that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.


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                                                               Page 4 of 5 Pages
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         (c) Except as described herein, the Reporting Person has not effected any transactions relating to shares of Common Stock since the most recent filing on Schedule 13D.

         (d) As the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all of such shares beneficially owned by Sequoia Enterprises L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by Sequoia Enterprises L.P.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 - Joint Filing Agreement (previously filed with the Schedule 13D, dated May 14, 1997).


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                                                               Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated: February 12, 2001


                                                 /s/ PAUL C. HEESCHEN
                                                 -------------------------------
                                                     Paul C. Heeschen